UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*

PGT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69336V-10-1

(CUSIP Number)

JLL Partners Fund, IV, L.P.
450 Lexington Avenue, 31st Floor
New York, New York 10017
Attention: Paul S. Levy
(212) 286-8600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B. Pincus, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Rodney Square
P.O. Box 636
Wilmington, Delaware 19899-0636
(302) 651-3000

August 7, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(c), 240.13d-1(f) or 240.13d-1(g), check the following box. ⁪

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Partners Fund IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 18,079,720
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 18,079,720
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,079,720
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 56.6%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates IV, L.P.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 18,079,720
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 18,079,720
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,079,720
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 56.6%
14		Type of Reporting Person (See Instructions) PN

CUSIP No. 69336V-10-1
1		Name of Reporting Persons JLL Associates G.P. IV, L.L.C.
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 18,079,720
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 18,079,720
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,079,720
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 56.6%
14		Type of Reporting Person (See Instructions) OO

CUSIP No. 69336V-10-1
1		Name of Reporting Persons Paul S. Levy
2		Check The Appropriate Box if a Member of a Group
(See Instructions)		(a) ☐
(b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) OO
5		Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6		Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power None
	8	Shared Voting Power 18,079,720
	9	Sole Dispositive Power None
	10	Shared Dispositive Power 18,079,720
11		Aggregate Amount Beneficially Owned by Each Reporting Person 18,079,720
12		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13		Percent of Class Represented by Amount in Row (11) 56.6%
14		Type of Reporting Person (See Instructions) IN

Explanatory Note

The Reporting Persons (as defined below) previously filed a Schedule 13G pursuant to Rule 13d-1(d) on February 13, 2007, with respect to their holdings of common stock, par value $0.01 per share (the “Common Stock”), of PGT, Inc., a Delaware corporation (the “Issuer”), as of December 31, 2006.  This Schedule 13D is being filed to reflect the acquisition by the Reporting Persons of more than 2% of the issued and outstanding Common Stock of the Issuer within the past twelve months.  Responses to each item of this Schedule 13D are incorporated by reference into the responses to each other item, as applicable.

Item 1.  Security and Issuer

This Schedule 13D relates to the Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 1070 Technology Drive, North Venice, Florida 34275.

Item 2.  Identity and Background

This Schedule 13D is being filed jointly by JLL Partners Fund IV, L.P., a Delaware limited partnership (“JLL Fund IV”); JLL Associates IV, L.P., a Delaware limited partnership and the general partner of JLL Fund IV (“JLL Associates IV”); JLL Associates G.P. IV, L.L.C., a Delaware limited liability company and the general partner of JLL Associates IV (“JLL Associates G.P.”); and Paul S. Levy, the managing member of JLL Associates G.P. (each of JLL Fund IV, JLL Associates IV, JLL Associates G.P., and Mr. Levy, a “Reporting Person,” and, collectively, the “Reporting Persons”).  A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit A.  The principal business address of each of the Reporting Persons is 450 Lexington Avenue, 31st Floor, New York, New York 10017.

The principal business of JLL Fund IV is to seek long-term capital appreciation by acquiring, holding, and disposing of securities, whether readily marketable or not, independently or with others, of under-performing companies and to engage in such other activities as the general partner deems necessary and advisable.  The principal business of each of JLL Associates IV and of JLL Associates G.P. is to act as the general partner of JLL Fund IV and JLL Associates IV, respectively, and to engage in such other activities as its general partner deems necessary and advisable.  The principal business of Mr. Levy is to act as the managing member of JLL Associates G.P. and to serve in similar capacities with certain affiliates of JLL Fund IV.  Mr. Levy is a citizen of the United States of America.

During the past five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

On August 6, 2008, the Issuer distributed non-transferable subscription rights to purchase shares of its Common Stock to stockholders of record as of the close of business on August 4, 2008 (the “Rights Offering”).  Each stockholder of record received one subscription right for every four shares owned as of the close of business on the record date.  Each whole subscription right entitles the holder thereof to purchase one share of the Issuer’s Common Stock at a subscription price of $4.20 per share (the “Basic Subscription Privilege”).  The Rights Offering expires at 5:00 p.m., Eastern Daylight Time, on September

4, 2008, unless the Issuer extends the Rights Offering.  Upon expiration of the Rights Offering, all unexercised subscription rights automatically expire and become null and void.

On August 7, 2008, JLL Fund IV purchased 3,615,944 shares of Common Stock of the Issuer (the “Purchased Securities”) at the subscription price of $4.20 per share upon the exercise of subscription rights in the Rights Offering pursuant to its Basic Subscription Privilege.  The aggregate amount of funds JLL Fund IV used to acquire the Purchased Securities was $15,186,964.80.  JLL Fund IV obtained the funds used to acquire the Purchased Securities from capital contributions of its partners.

Item 4.  Purpose of Transaction

JLL Fund IV exercised its subscription rights to acquire the Purchased Securities because it believes the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy.  JLL Fund IV holds, and the Reporting Persons may be deemed to beneficially own, the Issuer’s Common Stock as an investment.  The Reporting Persons may from time to time purchase additional shares of the Issuer’s Common Stock in the open market or in private transactions.  The timing and amount of any such purchases will depend on market conditions, business conditions affecting the Issuer, and other factors. The Reporting Persons also reserve the right to reduce their interest in the Issuer from time to time by open market or private sales of the Issuer’s Common Stock.

(a)  Pursuant to the over-subscription privilege in the Rights Offering, JLL Fund IV may acquire additional shares of the Issuer’s Common Stock (up to the number for which it subscribed under the Basic Subscription Privilege) at the same subscription price of $4.20 per share on a pro rata basis if any shares of Common Stock are not purchased by other stockholders as of the expiration of the Rights Offering.  Except as described in this Schedule 13D, as of the date of this Schedule 13D, there are no current plans or proposals of the Reporting Persons that relate to or would result in the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, provided, however, that each of the Reporting Persons reserves the right to (i) acquire or dispose of securities of the Issuer in the future and (ii) develop such plans or proposals in the future, in each case, to the extent that such Reporting Person deems any such acquisition, disposition, plan, or proposal to be appropriate.

(b) – (j)  Except as set forth in this Schedule 13D, the Reporting Persons do not have any current plan or proposal that relates to or would result in any of the matters set forth in subparagraphs (b) through (j) of this Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer1

(a)  (i)  JLL Fund IV is the direct record and beneficial owner of 18,079,720 shares of Common Stock of the Issuer, which represents 56.6% of the outstanding shares of the Issuer’s Common Stock.

(ii)  By virtue of its position as the general partner of JLL Fund IV, JLL Associates IV may be deemed to be the beneficial owner of 18,079,720 shares of Common Stock of the Issuer, which represents 56.6% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates IV disclaims beneficial ownership of such shares.

__________________
[1]
Calculation of beneficial ownership is based on 28,330,751 shares of the Issuer’s Common Stock outstanding as of July 30, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 28, 2008, that was filed with the United States Securities and Exchange Commission on August 7, 2008, as well as the 3,615,944 newly issued Purchased Securities.

(iii)  By virtue of its position as the general partner of JLL Associates IV, JLL Associates G.P. may be deemed to be the beneficial owner of 18,079,720 shares of Common Stock of the Issuer, which represents 56.6% of the outstanding shares of the Issuer’s Common Stock.  JLL Associates G.P. disclaims beneficial ownership of such shares.

(iv)  By virtue of his position as the managing member of JLL Associates G.P., Mr. Levy may be deemed to be the beneficial owner of 18,079,720 shares of Common Stock of the Issuer, which represents 56.6% of the outstanding shares of the Issuer’s Common Stock.  Mr. Levy has a pecuniary interest in only a portion of such shares.

(b)  Each of the Reporting Persons shares with JLL Fund IV the power to vote or direct the vote of and to dispose or direct the disposition of the 18,079,720 shares of the Issuer’s Common Stock beneficially owned by them.

(c)  The following table sets forth all transactions with respect to the Issuer’s Common Stock effected during the past 60 days by the Reporting Persons.  The transaction effected on August 7, 2008, represents the exercise of subscription rights received in the Rights Offering under the Basic Subscription Privilege, as described in Item 3 of this Schedule 13D.

Name of Entity	Date of Acquisition	Number of Shares	Price per Share
JLL Fund IV	08/07/2008	3,615,944	$4.20

(d)  Except as set forth in this Item 5, no person is known to have the right to receive or to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer’s Common Stock beneficially owned by the Reporting Persons.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Amended and Restated Security Holders’ Agreement, dated as of June 27, 2006, by and among the Issuer, JLL Fund IV, and the stockholders named therein provides that, upon the request of JLL Fund IV, the Issuer will register under the Securities Act of 1933, as amended, Common Stock held by JLL Fund IV for sale in accordance with its intended method of disposition and will take other actions as are necessary to permit the sale of the Common Stock in various jurisdictions.  In addition, if the Issuer registers any of its equity securities either for its own account or for the account of other security holders, JLL Fund IV is entitled to notice of the registration and may include its Common Stock in the registration, subject to certain customary underwriters’ “cut-back” provisions.  All fees, costs, and expenses of underwritten registrations will be borne by the Issuer, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares.  The Issuer’s obligation to register the shares and take other actions is subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered, and the duration of these rights.

Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding, or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit A –	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2008
JLL PARTNERS FUND IV, L.P. By its General Partner, JLL Associates IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2008
JLL ASSOCIATES IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2008
JLL ASSOCIATES G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 11, 2008

By:	/s/ Paul S. Levy
Paul S. Levy

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), by and among the parties listed below, each referred to herein as a “Joint Filer.”  Each of the Joint Filers agrees that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules promulgated thereunder may be filed on his or its behalf on Schedule 13D and that said joint filing may thereafter be amended by further joint filings.

This agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and shall become a binding agreement when each of the parties designated as signatories has executed one counterpart.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of the 11th day of August 2008.

JLL PARTNERS FUND IV, L.P. By its General Partner, JLL Associates IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

JLL ASSOCIATES IV, L.P. By its General Partner, JLL Associates G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

JLL ASSOCIATES G.P. IV, L.L.C.
By:	/s/ Paul S. Levy
Paul S. Levy
Managing Member

By:	/s/ Paul S. Levy
Paul S. Levy